FORM 51-901F

Quarterly Report


02002868

Incorporated as part of: X Schedule A

_____ Schedule B & C

ISSUER DETAILS:

For Quarter Ended: September 30, 2001
Date of Report: November 28, 2001

Name of Issuer: Curion Venture Corporation
Issuer's Address: 507 – 595 Howe Street
Vancouver, BC V6C 2T5

Issuer's Fax Number: (604) 681-2161
Issuer's Phone Number: (604) 681-6466

Contact Person: Eugene Larabie
Contact Position: President
Contact Telephone Number: (604) 681-6466

Contact Email: curion@direct.ca
Web Site Address: www.curion.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eugene Larabie	"Eugene Larabie"	01/11/28
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)
Michael Cartmel	"Michael Cartmel"	01/11/28
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

dle 2/1

CURION VENTURE CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

(Prepared by Management Without Audit)

CURION VENTURE CORPORATION
BALANCE SHEETS
(Prepared by Management Without Audit)

	SEPTEMBER 30, 2001	JUNE 30, 2001
ASSETS		
CURRENT ASSETS		
Cash and short-term deposits	$ 136,206	$ 578,823
Accounts receivable	5,737	5,707
	141,943	584,530
INVESTMENT (Note 4)	77,797	76,597
OIL AND GAS INTERESTS	186,195	-
CAPITAL ASSETS (Note 2)	6,280	6,280
	$ 412,215	$ 667,407
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 2,500	$ 4,865
Loan payable	68,767	68,767
Current portion of long term debt	-	500,000
	71,267	573,632
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	6,542,824	6,216,824
DEFICIT	(6,201,876)	(6,123,049)
	340,948	93,773
	$ 412,215	$ 667,407

APPROVED BY THE BOARD

"Eugene Larabie", **Director**

"Michael Cartmel", **Director**

CURION VENTURE CORPORATION
STATEMENT OF LOSS AND DEFICIT
(Prepared by Management Without Audit)

	THREE MONTHS ENDED SEPTEMBER 30	
	2001	**2000**
REVENUE		
Interest income	$ 3,770	$ 11,383
Gain on sale securities	-	5,071
	3,770	16,454
ADMINISTRATION COSTS		
Accounting and audit	1,700	2,064
Debenture interest charges	-	43,750
Consulting	1,500	-
Directors fees	9,000	5,000
Legal	1,087	1,192
Listing and filing fees	5,035	1,185
Office and rent	15,716	9,811
Printing	3,277	-
Promotion	3,570	3,195
Salaries and wages	24,000	-
Telephone	1,753	5,042
Transfer agent	1,716	1,042
Travel	14,243	10,013
	82,597	82,294
NET LOSS FOR PERIOD BEFORE FOLLOWING	78,827	65,840
Writedown of oil and gas interest	-	302,401
NET LOSS FOR PERIOD	78,827	368,241
DEFICIT, BEGINNING OF YEAR	6,123,049	5,494,274
DEFICIT, END OF PERIOD	$6,201,876	$5,862,515

CURION VENTURE CORPORATION
STATEMENT OF CASH FLOWS
(Prepared by Management Without Audit)

	THREE MONTHS ENDED SEPTEMBER 30, 2001	2000
CASH PROVIDED BY (USED IN):		
OPERATING ACTIVITIES		
Net loss for period	$ (78,827)	$(368,241)
Items not involving cash		
Oil and gas interests written down	-	302,401
	(78,827)	(65,840)
Changes in non-cash working capital items		
- debenture repayment	(500,000)	-
- debenture interest payable	-	43,750
- loan receivable	-	24,464
- accounts receivable	(30)	5,698
- accounts payable	(2,365)	10,431
- marketable securities	-	63,800
	(581,222)	82,303
INVESTING ACTIVITIES		
Investment in mineral syndicate	(1,200)	-
Oil and gas interests	(186,195)	(302,401)
	(187,395)	(302,401)
FINANCING ACTIVITIES		
Shares issued for cash	326,000	244,400
INCREASE (DECREASE) IN CASH	(442,617)	24,302
CASH AT BEGINNING OF YEAR	578,823	901,793
CASH AT END OF PERIOD	$ 136,206	$ 926,095

CURION VENTURE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
(Prepared by Management Without Audit)

1. NATURE OF BUSINESS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquisition, exploration and development of resource properties. In September 2001, shareholders approved a consolidation of share capital on a 1 new for 5 old basis and approved a name change to UC Resources Ltd. The name change and share consolidation were approved and completed in October 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Resource Properties – Oil, Gas and Mineral Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in accounts. When production is attained, these costs will be amortized over their expected useful life. When a property is abandoned or the net recoverable investing is estimated to be less than cost, the accumulated costs relating to the property are written off or written down. Excess recovery proceeds from mineral property options are posted to income when received. Administration costs are written off to deficit in the year they are incurred.

The amounts shown for resource property and deferred exploration costs represent costs to date or amounts written down to nominal or estimated recoverable value and are not intended to reflect present or future values.

b) Capital Assets

Capital assets are stated at cost. Amortization is provided on furniture and equipment on a straight line basis over ten years.

c) Foreign Currency Transactions

The statements are presented in Canadian dollars whereby monetary items are translated at the rate of exchange in effect at the balance sheet date. All non-monetary items comprising equipment, mineral properties, deferred charges and revenue and expense items are translated at historical exchange rates.

d) Financial Instruments

The carrying value of the Company's current assets and current liabilities at September 30, 2001 and June 30, 2001 approximates their fair value due to the relatively short-term periods to maturity of these instruments.

3. OIL AND GAS PROPERTIES

Lagarde Project: Peace River Area, British Columbia

The Company acquired a 15% working interest in the Lagarde gas project. One exploratory gas well is being drilled. After payout the interest reduces to 7.5%. The Company has invested $186,195 in the project to date.

4. MINERAL PROPERTIES AND INVESTMENT IN MINERAL PROPERTY SYNDICATE

Staircase Claims, Labrador
The Company acquired a 100% interest in 18 claims, subject to a 2 1/2% NSR, by an agreement dated December 21, 1995. The Company immediately thereafter entered into an option agreement where the optionee could earn a 50% interest in the property by reimbursement of the $2,500 acquisition costs, issuance of 100,000 shares of the optionee at a deemed value of $1 per share and work commitments of $255,000 (expended). The Company had expended $109,756 for its portion of exploration costs.

The Company entered into an agreement to combine its Staircase property with a group of seventeen properties in the South Voisey Bay area. The properties are to be developed or sold as a combined group. In the agreement, the Company assigns title to the property in exchange for shares of a private company. In signing the agreement, the Company received 153,194 common shares in SVB Nickel Company Ltd. The Company holds approximately 1.2% of the issued shares in this mineral property syndicate.

5. CONVERTIBLE DEBENTURE

In the period, the Company repaid the $500,000 balance of the outstanding convertible debenture.

6. SHARE CAPITAL

Authorized - 100,000,000 common shares without par value.

Issued	Shares	Amount
Balance, June 30, 2000	**14,201,265**	**$4,722,424**
Issued in year		
- for cash	940,000	244,400
- for debenture conversion	10,000,000	1,250,000
Balance, June 30, 2001	**25,141,265**	**6,216,824**
Issued in period		
- for cash	15,000,000	326,000
Balance, September 30, 2001	**40,141,265**	**$6,542,824**

The Company, as at year end, had outstanding stock options entitling the holders to opurchase 50,000 shares at $.41 per share until February 25, 2002 and 430,000 shares at $.45 per share until April 7, 2002 and for 300,000 shares exercisable at $.21 per share until August 11, 2002.

Escrow Shares – None.

FORM 51-901F

Quarterly Report

Incorporated as part of: ____ Schedule A

__X__ Schedule B & C

ISSUER DETAILS:

For Quarter Ended: September 30, 2001
Date of Report: November 28, 2001

Name of Issuer: **Curion Venture Corporation**
Issuer's Address: 507 – 595 Howe Street
Vancouver, BC V6C 2T5

Issuer's Fax Number: (604) 681-2161
Issuer's Phone Number: (604) 681-6466

Contact Person: Eugene Larabie
Contact Position: President
Contact Telephone Number: (604) 681-6466

Contact Email: curion@direct.ca
Web Site Address: www.curion.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Eugene Larabie"	Eugene Larabie	01/11/28
Signature	Name of Director	Date Signed (YY/MM/DD)
"Michael Cartmel"	Michael Cartmel	01/11/28
Signature	Name of Director	Date Signed (YY/MM/DD)

CURION VENTURE CORPORATION
SEPTEMBER 30, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

The Company entered into an agreement in September 2001 to participate as to a 15% working interest in an exploratory gas well called the Lagarde Project. The Company has advanced $169,245 for their share of drilling and casing costs for the well. The Company also paid a finders fee of $16,950 for securing the project.

The Company presently has one main office and a satellite office in Spokane, Washington. The Company has part-time employees who perform diversified office duties as well as public relations. Directors and Officers receive remuneration in respect to their contributions to the company. Laroth Engineering Ltd., a company controlled by the President, was paid $7,500 in the period for office, rent and administration. Consultants are engaged on an as needed basis and in most cases, provide backup to the President who has over 40 years of mining experience. A total of $9,000 was paid to directors and officers in the period. The Company spent $14,243 for travel and $36,000 as a finders fee for securing financing and looking at various projects during the year.

The Company's remaining mining claims in the South Voisey Bay area of Labrador, were converted to shares in a privately held Company to be jointly developed with a large group of properties in the same area.

Investor relations are being provided by employees, directors and officers of the Company.

The Company is proposing a share consolidation on a one new for five old basis. The Company is also arranging a private placement of 3,000,000 shares at $0.12 post-consolidation (being 15,000,000 units at $.024 pre-consolidation) with 3,000,000 post consolidation warrants exercisable for two years at $0.15 per share. The Company intends to use the $360,000 proceeds from this to participate in the drilling of a gas well in northeastern BC.

In September 2001, the share consolidation and name change to UC Resources Ltd was approved by shareholders. The 5 for 1 rollback and name change were completed in October 2001.

CURION VENTURE CORPORATION
JUNE 30, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.
- Financial statements attached.
- Oil and gas interests of 15% working interest in the Lagarde Project, Northern British Columbia, acquisition and drilling costs of $186,195 were expended in the quarter.
- During the period, the Company paid $9,000 for officer and directors fees, and $7,500 for office rent, administration and consulting to a company controlled by the president.

2.
a) **SECURITIES ISSUED IN QUARTER:** The Company issued 15,000,000 pre consolidated common shares at $0.24, paying a finders fee for the financing to receive net proceeds of $326,000. Warrants were attached to the financing for 15,000,000 shares exercisable at $0.03 for two years to July 23, 2003.

b) **OPTIONS GRANTED IN QUARTER:** None.

3.
a) **SHARE CAPITAL:**
Authorized: 100,000,000 common shares without par value
Issued and Outstanding: 40,141,265

b) **STOCK OPTIONS OUTSTANDING:**
- 50,000 shares at $.41 per share until February 25, 2002
- 430,000 shares at $.45 per share until April 7, 2002
- 300,000 shares at $.21 per share until August 11, 2002

(All the above options were cancelled in October 2001)

c) **ESCROW SHARES** – None.

d) **LIST OF DIRECTORS AND OFFICERS:**
Eugene Larabie – Director and Officer
G. Michael Cartmel - Director
R. David Boyd – Director
R. Beuch – Officer
Janie Hemingway - Officer